Exhibit 4.6

DESCRIPTION OF ENGENE SECURITIES

General

The following description of the material terms of the enGene Holdings Inc.’s (“enGene”) share capital is not a complete summary of the rights and preferences of such securities and is qualified by reference to the Articles of enGene (“Articles”), as may be amended from time to time. You are encouraged to read the Articles and the Warrant Agreement, dated December 9, 2021, between Forbion European Acquisition Corporation (“FEAC”) and Continental Stock Transfer & Trust Company, and warrant agreement, as amended and assumed by enGene pursuant to the Warrant Assignment, Assumption and Amendment Agreement, dated as of October 30, 2023, which are incorporated by reference to the Annual Report on Form 10-K for the year ended October 31, 2023, for a complete description of the rights and preferences of our Common Shares and Warrants. This section also summarizes relevant provisions of the Business Corporations Act (British Columbia) (the “BCBCA”). The terms of the BCBCA are more detailed than the general information provided below. Therefore, you should carefully consider the actual provisions of such laws.

Share Capital

enGene’s authorized share capital consists of an unlimited number of common shares (the “Common Shares”) and an unlimited number of blank cheque preferred shares, issuable in series. No preferred shares are designated, issued or outstanding.

Common Shares

As of January 25, 2024, there were approximately 23,197,976 Common Shares issued and outstanding held of record by 14 holders. On November 1, 2023, the Common Shares commenced trading on The Nasdaq Stock Market LLC (“Nasdaq”) under the ticker “ENGN”.

Under the Articles, the holders of Common Shares are entitled to one vote for each share held on all matters submitted to a vote of the shareholders. Holders of Common Shares are entitled to receive ratably any dividends declared by enGene’s Board of Directors (the “enGene Board”) out of funds legally available for that purpose, subject to any preferential dividend rights of any outstanding preferred shares. Common Shares have no preemptive rights, conversion rights or other subscription rights or redemption or sinking fund provisions.

In the event of enGene’s liquidation, dissolution or winding up, holders of Common Shares are entitled to share ratably in all assets remaining after payment of all debts and other liabilities and any liquidation preference of any outstanding preferred shares. The outstanding Common Shares are duly authorized, validly issued, fully paid and non-assessable.

Staggered Board of Directors

The Articles provides that the enGene Board is staggered. For the purposes of facilitating staggered terms of the directors on the enGene Board, the following provisions, or the staggered board provisions, shall apply:

(i)
one-third of the directors (or if the number of directors is not divisible by three, then that number of directors that is one-third of the directors rounded up to the next whole number) shall initially hold office for a three-year term expiring on the third annual general meeting of enGene following the date noted at the end of the Articles;

(ii)
one-third of the directors (or if the number of directors is not divisible by three, then that number of directors that is one-third of the directors rounded up to the next whole number) shall initially hold office for a two-year term expiring on the second annual general meeting of enGene following the date noted at the end of the Articles; and
(iii)
the remaining number of directors shall initially hold office for a one-year term expiring on the first annual general meeting of enGene following the date noted at the end of the Articles.

While the staggered board provisions apply, at every annual general meeting and in every unanimous shareholder resolution in lieu thereof, all of the directors whose terms expire shall cease to hold office immediately before the election or appointment of directors, but are eligible for re-election or re-appointment. The shareholders entitled to vote at the annual general meeting for the election of directors may elect, or in a unanimous resolution appoint, the number of directors required to fill any vacancies created. The directors will hold office for the applicable terms contemplated in the staggered board provisions. Upon resignations of a director, the remaining directors may fill the casual vacancy resulting from such resignation for the remainder of the unexpired term.

The staggering of directors will make it more difficult for shareholders to change the composition of the enGene Board. The Articles provide that, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the enGene Board.

Warrants

As of January 25, 2024, there were approximately 10,411,641 warrants (the “Warrants”) held of record by 14 holders, each exercisable for one Common Share at a price of $11.50 per share, subject to adjustment as discussed below.

On November 1, 2023, the Warrants commenced trading on Nasdaq under the ticker “ENGNW”.

Terms of the Warrants

Each whole Warrant entitles the registered holder to purchase one Common Share at a price of $11.50 per share, subject to adjustment as discussed below. Pursuant to the terms of the Warrant Agreement, a warrant holder may exercise its Warrants only for a whole number of Common Shares. This means only a whole Warrant may be exercised at a given time by a warrant holder. The Warrants will expire on October 31, 2028, the date that is five years after the completion of our business combination with FEAC and enGene Inc. (the “Business Combination”), at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

enGene will not be obligated to deliver any Common Shares pursuant to the exercise of a Warrant and will have no obligation to settle such Warrant exercise unless a registration statement under the U.S. Securities Act of 1933, as amended (the “Securities Act”) with respect to the Common Shares underlying the Warrants is then effective and a prospectus relating thereto is current, subject to enGene satisfying its obligations described below with respect to registration, or a valid exemption from registration is available. No Warrant is exercisable and enGene is not obligated to issue a Common Share upon exercise of a Warrant unless the Common Share issuable upon such Warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the jurisdiction of residence of the registered holder of the Warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a Warrant, the holder of such Warrant will not be entitled to exercise such Warrant and such Warrant may have no value and expire worthless. In no event will enGene be required to net cash settle any Warrant.

enGene has filed with the SEC a registration statement for the registration, under the Securities Act, of the Common Shares issuable upon exercise of the Warrants, and has agreed to maintain the effectiveness of such registration statement and a current prospectus relating to those Common Shares until the Warrants expire or are redeemed, as specified in the Warrant Agreement; provided that if the Common Shares are at the time of any exercise of a Warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, enGene may, at its option, require holders of Warrants who exercise their Warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event

enGene so elects, it will not be required to file or maintain in effect a registration statement, but enGene will use its commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

If a registration statement covering the Common Shares issuable upon exercise of the Warrants is not effective by the 60th day after the closing of the Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when enGene will have failed to maintain an effective registration statement, exercise Warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption, but enGene will use its commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. In such event, each holder would pay the exercise price by surrendering the Warrants for that number of Common Shares equal to the quotient obtained by dividing (x) the product of the number of Common Shares underlying the Warrants, multiplied by the excess of the “fair market value” (defined below) less the exercise price of the Warrants by (y) the fair market value. The “fair market value” as used in this paragraph shall mean the volume weighted average price of the Common Shares for the 10 trading days ending on the trading day prior to the date on which the notice of exercise is received by the warrant agent.

Redemption of Warrants

Once the redeemable Warrants become exercisable, enGene may redeem the outstanding Warrants (except as described herein):

• in whole and not in part;

• at a price of $0.01 per Warrant;

• upon a minimum of 30 days’ prior written notice of redemption to each warrant holder; and

• if, and only if, the closing price of the Common Shares equals or exceeds $18.00 per share (as adjusted as described below) for any 20 trading days within a 30-trading day period ending three trading days before enGene send the notice of redemption to the warrant holders.

enGene will not redeem the Warrants as described above unless a registration statement under the Securities Act covering the issuance of the Common Shares issuable upon exercise of the Warrants is then effective and a current prospectus relating to those Common Shares is available throughout the 30-day redemption period. If and when the Warrants become redeemable by enGene, enGene may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

The last of the redemption criterion discussed above is designed to prevent a redemption call unless there is at the time of the call a significant premium to the Warrant exercise price. If the foregoing conditions are satisfied and enGene issues a notice of redemption of the Warrants, each warrant holder is entitled to exercise his, her or its Warrant prior to the scheduled redemption date. However, the price of the Common Shares may fall below the $18.00 redemption trigger price (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a Warrant as described under the heading “Warrants — Redemption Procedures — Anti-dilution Adjustments”) as well as the $11.50 (for whole shares) Warrant exercise price after the redemption notice is issued.

If enGene calls the Warrants for redemption as described above, enGene will have the option to require any holder that wishes to exercise its Warrant to do so on a “cashless basis.” In determining whether to require all holders to exercise their Warrants on a “cashless basis,” enGene will consider, among other factors, its cash position, the number of Warrants that are outstanding and the dilutive effect on its shareholders of issuing the maximum number of Common Shares issuable upon the exercise of its Warrants. If enGene takes advantage of this option, all holders of Warrants would pay the exercise price by surrendering their Warrants for that number of Common Shares equal to the quotient obtained by dividing (x) the product of the number of Common Shares underlying the Warrants, multiplied by the difference between the exercise price of the Warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” means the 10-day average closing price as of the date on which the notice of redemption is sent to the holders of the Warrants. If enGene takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of Common Shares to be received upon exercise of the Warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of Common Shares to be issued and thereby lessen the dilutive effect of a warrant redemption. We believe this feature is an attractive option to enGene if it does not need the cash from the exercise of the Warrants after the Business Combination. If enGene calls its Warrants for redemption and does not take advantage of this option, FEAC’s sponsor, Forbion Growth Sponsor FEAC I B.V., and its permitted transferees would still be entitled to exercise their Warrants for cash or on a cashless basis using the same formula described above that other warrant holders would have been required to use had all warrant holders been required to exercise their Warrants on a cashless basis, as described in more detail below. No fractional Common Shares will be issued upon exercise. If, upon exercise, a holder would be entitled to receive a fractional interest in a share, enGene will round down to the nearest whole number of the number of Common Shares to be issued to the holder.

Redemption Procedures

A holder of a Warrant may notify enGene in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such Warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the Warrant agent’s actual knowledge, would beneficially own in excess of 9.8% (or such other amount as a holder may specify) of the Common Shares issued and outstanding immediately after giving effect to such exercise.

Anti-dilution Adjustments

If the number of outstanding Common Shares is increased by a capitalization or share dividend payable in Common Shares, or by a sub-division of Common Shares or other similar event, then, on the effective date of such capitalization or share dividend, sub-division or similar event, the number of Common Shares issuable on exercise of each Warrant will be increased in proportion to such increase in the outstanding Common Shares. A rights offering made to all or substantially all holders of Common Shares entitling holders to purchase Common Shares at a price less than the “historical fair market value” (as defined below) will be deemed a share dividend of a number of Common Shares equal to the product of (i) the number of Common Shares actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Common Shares) and (ii) one minus the quotient of (x) the price per Common Share paid in such rights offering and (y) the historical fair market value. For these purposes, (i) if the rights offering is for securities convertible into or exercisable for Common Shares, in determining the price payable for Common Shares, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) “historical fair market value” means the volume weighted average price of the Common Shares as reported during the 10 trading day period ending on the trading day prior to the first date on which the Common Shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if enGene, at any time while the Warrants are outstanding and unexpired, pays a dividend or make a distribution in cash, securities or other assets to all or substantially all of the holders of Common Shares on account of such Common Shares (or other securities into which the Warrants are convertible), other than (a) as described above, (b) any cash dividends or cash distributions which, when combined on a per share basis with all other cash dividends and cash distributions paid on the Common Shares during the 365-day period ending on the date of declaration of such dividend or distribution does not exceed $0.50 (as adjusted to appropriately reflect any other adjustments and excluding cash dividends or cash distributions that resulted in an adjustment to the exercise price or to the number of Common Shares issuable on exercise of each Warrant) but only with respect to the amount of the aggregate cash dividends or cash distributions equal to or less than $0.50 per share, (c) to satisfy the redemption rights of the holders of Common Shares in connection with the Business Combination, or (d) to satisfy the redemption rights of the holders of the Common Shares in connection with a shareholder vote to amend enGene’s Articles (A) to modify the substance or timing of enGene’s obligation to provide holders of the Common Shares the right to have their shares redeemed in connection with the Business Combination or (B) with respect to any other provision relating to the rights of holders of the Common Shares. If the number of Common Shares is decreased by a consolidation, combination, reverse share sub-division or reclassification of the Common Shares or other similar event, then, on the effective date of such consolidation, combination, reverse share sub-division, reclassification or similar event, the number of Common Shares issuable on exercise of each Warrant will be decreased in proportion to such decrease in outstanding Common Shares.

Whenever the number of Common Shares purchasable upon the exercise of the Warrants is adjusted, as described above, the Warrant exercise price will be adjusted by multiplying the Warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of Common Shares purchasable upon the exercise of the Warrants immediately prior to such adjustment and (y) the denominator of which will be the number of Common Shares so purchasable immediately thereafter. The Warrant Agreement provides that no adjustment to the number of Common Shares issuable upon exercise of a Warrant will be required until cumulative adjustments amount to 1% or more of the number of Common Shares issuable upon exercise of a Warrant as last adjusted. Any such adjustments that are not made will be carried forward and taken into account in any subsequent adjustment. All such carried forward adjustments will be made (i) in connection with any subsequent adjustment that (taken together with such carried forward adjustments) would result in a change of at least 1% in the number of Common Shares issuable upon exercise of a Warrant and (ii) on the exercise date of any Warrant.

In case of any reclassification or reorganization of the outstanding Common Shares (other than those described above or that solely affects the par value of such Common Shares), or in the case of any merger or consolidation of enGene with or into another corporation (other than a consolidation or merger in which enGene is the continuing corporation and that does not result in any reclassification or reorganization of the outstanding Common Shares), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of enGene as an entirety or substantially as an entirety in connection with which it is dissolved, the holders of the Warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Warrants and in lieu of Common Shares immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of Common Shares or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the Warrants would have received if such holder had exercised their Warrants immediately prior to such event. The Warrants were issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and enGene. The Warrant Agreement provides that the terms of the Warrants may be amended without the consent of any holder for the purpose of (i) curing any ambiguity or correct any mistake, including to conform the provisions of the Warrant Agreement to the description of the terms of the Warrants and the Warrant Agreement set forth in the prospectus for FEAC’s IPO, or defective provision (ii) amending the provisions relating to cash dividends on Common Shares as contemplated by and in accordance with the Warrant Agreement, (iii) providing for the delivery of certain alternative issuances in the case of certain reorganizations or other events or (iv) adding or changing any provisions with respect to matters or questions arising under the Warrant Agreement as the parties to the Warrant Agreement may deem necessary or desirable and that the parties deem to not adversely affect the rights of the registered holders of the Warrants, provided that the approval by the holders of at least 65% of the then-outstanding Warrants is required to make any change that adversely affects the interests of the registered holders.

The warrant holders do not have the rights or privileges of holders of Common Shares and any voting rights until they exercise their Warrants and receive Common Shares. After the issuance of Common Shares upon exercise of the Warrants, each holder is entitled to one vote for each share held of record on all matters to be voted on by shareholders.

If, upon exercise of the Warrants, a holder would be entitled to receive a fractional interest in a share, enGene will, upon exercise, round down to the nearest whole number the number of Common Shares to be issued to the Warrant holder.

enGene has agreed that, subject to applicable law, any action, proceeding or claim against enGene arising out of or relating in any way to the Warrant Agreement or the Warrant Assignment, Assumption and Amendment Agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and enGene irrevocably submit to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. This provision applies to claims under the Securities Act but does not apply to claims under the Exchange Act or any claim for which the federal district courts of the United States of America are the sole and exclusive forum.